UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-42170

Collective Mining Ltd.

(Translation of registrant’s name into English)

82 Richmond Street East, 4th Floor

Toronto, Ontario

Canada, M5C 1P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐       Form 40-F ☒

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Condensed Consolidated Interim Financial Statements of Collective Mining Ltd. for the three and six months ended June 30, 2024
99.2	Management’s Discussion and Analysis of Collective Mining Ltd. for the three and six months ended June 30, 2024
99.3	Certification of Interim Filings Full Certificate of Collective Mining Ltd. in connection with filing of interim financial statements and interim MD&A by CEO dated August 13, 2024
99.4	Certification of Interim Filings Full Certificate of Collective Mining Ltd.in connection with filing of interim financial statements and interim MD&A by CFO dated August 13, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2024	Collective Mining Ltd.

	By:	/s/ Paul Begin
	Name:	Paul Begin
	Title:	Chief Financial Officer and Corporate Secretary

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